UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Cenveo, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

15670S105

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 15670S105	SCHEDULE 13G/A	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Aristeia Capital, L.L.C. (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0 .0%
12	TYPE OF REPORTING PERSON* IA

*	SEE INSTRUCTIONS BEFORE FILLING OUT
(1)	Aristeia Capital, L.L.C. is the investment manager of, and has voting and investment control with respect to the securities described herein held by, one or more private investment funds.

CUSIP No. 15670S105	Page 3 of 5 Pages

SCHEDULE 13G/A

This Amendment No. 1 (this “Amendment”) to the Schedule 13G (the “Schedule 13G”) is being filed on behalf of Aristeia Capital, L.L.C., a Delaware limited liability company (the “Reporting Person”) relating to shares of Common Stock, par value $0.001 per share (the “Common Stock”), of Cenveo, Inc., a Delaware corporation (the “Issuer”).

This Amendment is being filed to report that the Reporting Person no longer owns shares of Common Stock of the Issuer and amends and restates the Schedule 13G as follows.

Item 1(a)	Name of Issuer.

Cenveo, Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

200 First Stamford Place

Stamford, CT 06902

Item 2(a)	Name of Person Filing.

Aristeia Capital, L.L.C.

Item 2(b)	Address of Principal Business Office, or, if none, Residence.

One Greenwich Plaza, 3rd Floor

Greenwich, CT 06830

Item 2(c)	Citizenship or Place of Organization.

Delaware limited liability company

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share.

Item 2(e)	CUSIP Number.

15670S105

CUSIP No. 15670S105	SCHEDULE 13G/A	Page 4 of 5 Pages

Item 3	Reporting Person.

If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

☒	An investment advisor in accordance with §240.13d-1(b)(1)(ii)(E).

Item 4	Ownership.

The Reporting Persons own 0 shares of Common Stock of the Issuer.

Item 5	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following  ☒.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person.

Inapplicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported On by the Parent Holding Company.

Inapplicable.

Item 8	Identification and Classification of Members of the Group.

Inapplicable.

Item 9	Notice of Dissolution of Group.

Inapplicable.

Item 10	Certification.

Certification pursuant to §240.13d-l(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 15670S105	SCHEDULE 13G/A	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2017

ARISTEIA CAPITAL, L.L.C.

By:	/s/ Andrew B. David
	Name:	Andrew B. David
	Title:	General Counsel

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